Exhibit 99.1

KEEGAN RESOURCES INC.

(An Exploration Stage Company)

Consolidated Financial Statements

Years ended March 31, 2008 and 2007

_______________________

BDO Dunwoody LLP Chartered Accountants and Advisors	604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Telefax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC  ACCOUNTING FIRM

To the Shareholders of Keegan Resources Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Keegan Resources Inc. (An Exploration Stage Company) as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Independent Registered Chartered Accountants

Vancouver, Canada
June 27, 2008

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Balance Sheets
March 31, 2008 and 2007	Expressed in Canadian Dollars

	2008	2007

Assets

Current assets:
Cash and cash equivalents (note 3)	$15,241,053	$14,156,515
Receivables	136,150	56,993
Prepaid expenses and deposits	62,849	44,856
	15,440,052	14,258,364

Furniture, equipment and leasehold improvements (note 4)	124,895	37,409

Resource properties (note 5 and schedule)	19,104,569	7,197,740
	$34,669,516	$21,493,513

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$376,532	$351,702

Shareholders' Equity

Share capital (note 6)	40,489,334	25,459,176
Contributed surplus (note 6)	6,238,410	3,801,353
Deficit accumulated in the exploration stage	(12,434,760)	(8,118,718)
	34,292,984	21,141,811

	$34,669,516	$21,493,513

Commitments (note 8)
Subsequent events (note 10)

Approved by the Directors:

__” Dan McCoy”___________ Director

__”Gord Fretwell”__________ Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

	2008	2007	2006

Expenses:
Amortization	$22,973	$9,503	$10,336
Bank charges and interest	25,043	20,477	2,894
Consulting fees, directors' fees and wages
and benefits (note 7)	912,756	559,431	372,304
Office, rent and administration	372,774	270,676	99,718
Professional fees (note 7)	159,808	188,690	119,794
Regulatory	87,783	25,197	34,001
Stock-based compensation (note 6(d))	1,710,911	1,785,810	557,202
Transfer agent and shareholder information	111,373	103,669	109,440
Travel, promotion and investor relations	766,627	677,233	492,366
	4,170,048	3,640,686	1,798,055

Other expenses (income):
Interest and other income	(476,034)	(97,135)	(10,779)
Write-off of interest in resource properties	-	784,694	1,198,118
Foreign exchange loss	622,028	52,894	3,625
	145,994	740,453	1,190,964

Loss and comprehensive loss for the year	4,316,042	4,381,139	2,989,019

Deficit accumulated in the exploration stage,
beginning of year	8,118,718	3,737,579	748,500

Deficit accumulated in the exploration stage,
end of year	$12,434,760	$8,118,718	$3,737,579

Loss per share - basic and diluted	$0.17	$0.28	$0.31

Weighted average number of shares outstanding	24,605,326	15,594,720	9,601,522

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

	2008	2007	2006

Cash provided by (used in):

Operations:
Loss for the year	$(4,316,042)	$(4,381,139)	$(2,989,019)
Items not involving cash:
Amortization	22,973	9,503	10,336
Stock based compensation	1,710,911	1,785,810	557,202
Write-off of interest in resource properties	-	784,694	1,198,118
Changes in non-cash working capital:
Receivables	(79,157)	(31,904)	4,638
Prepaid expenses and deposits	(17,993)	(23,019)	(13,337)
Accounts payable and accrued liabilities	296,781	91,193	211,596
	(2,382,527)	(1,764,862)	(1,020,466)

Investing:
Purchase of furniture, equipment and leasehold
improvements	(110,459)	(9,482)	(1,816)
Acquisition of interest in resource properties	(1,515,725)	(856,700)	(180,471)
Deferred exploration	(9,861,207)	(4,924,500)	(1,718,723)
	(11,487,391)	(5,790,682)	(1,901,010)

Financing:
Shares issued for cash, net of share issue costs	14,954,456	20,873,250	3,085,368
	14,954,456	20,873,250	3,085,368

Increase in cash and cash equivalents	1,084,538	13,317,706	163,892

Cash and cash equivalents beginning of year	14,156,515	838,809	674,917

Cash and cash equivalents, end of year	$15,241,053	$14,156,515	$838,809

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	-	-	-
Non-cash investing and financing activities:
Shares issued pursuant to resource property
option agreement	158,360	367,592	218,736
Reclassification of contributed surplus on exercise
of options and brokers' warrants (note 6(f))	296,181	62,825	70,869
Warrants issued for services:
Share issue costs	378,839	826,405	67,385

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Year ended March 31, 2008	Expressed in Canadian Dollars

	Ghana
	Esaase	Asumura	Total
Balance, March 31, 2007	$4,452,189	$2,745,551	$7,197,740

Acquisition costs:
Cash	1,144,145	371,580	1,515,725
Shares	158,360	-	158,360

	1,302,505	371,580	1,674,085

Deferred exploration costs:
Assays	482,581	220,013	702,594
Consulting (note 7)	421,758	-	421,758
Drilling	5,095,204	678,144	5,773,348
Equipment rental and related costs	669,700	2,634	672,334
Field supplies	315,796	100,757	416,553
Geological fees and expenses	55,609	-	55,609
Office and miscellaneous	33,027	2,903	35,930
Property maintenance	62,927	13,773	76,700
Stock-based compensation (Note 6(d))	643,488	-	643,488
Travel and accommodation	435,849	202,108	637,957
Wages and salaries	537,761	258,712	796,473

	8,753,700	1,479,044	10,232,744
Balance, March 31, 2008	$14,508,394	$4,596,175	$19,104,569

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Consolidated Schedule of Resource Property Costs
Year ended March 31, 2007	Expressed in Canadian Dollars

	United States
	Regent	Black Velvet	Ghana	Total
Balance, March 31, 2006	$585,989	$18,280	$844,778	$1,449,047

Acquisition costs:
Cash	50,296	-	806,404	856,700
Shares	71,500	29,400	266,692	367,592

	121,796	29,400	1,073,096	1,224,292

Deferred exploration costs:
Assays	538	-	413,076	413,614
Consulting (note 7)	-	-	392,128	392,128
Drilling	111	-	2,289,144	2,289,255
Equipment rental	-	-	451,295	451,295
Field supplies	-	-	400,737	400,737
Geological fees and expenses	-	-	55,109	55,109
Office and miscellaneous	162	-	119,945	120,107
Property maintenance	20,731	7,687	-	28,418
Stock-based compensation (Note 6 (d))	-	-	384,595	384,595
Telephone	-	-	11,488	11,488
Travel and accommodation	-	-	233,100	233,100
Wages and salaries	-	-	529,249	529,249

	21,542	7,687	5,279,866	5,309,095

Less: write-off of resource property costs	(729,327)	(55,367)	-	(784,694)
Balance, March 31, 2007	$-	$-	$7,197,740	$7,197,740

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 1
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

1.           Nature of operations

The Company was incorporated on September 23, 1999 under the laws of British Columbia. The Company is in the exploration stage and its principal business activity is the sourcing and exploration of resource properties. The Company has interest in resource properties located in the Republic of Ghana.

The recoverability of amounts shown for resource properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof.

2.           Significant accounting policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Quicksilver Ventures (Nevada), Inc. and Keegan Resources Ghana Limited.  All significant intercompany amounts and transactions have been eliminated on consolidation.

(b)          Change in accounting policies

Effective April 1, 2007, the Company adopted the provisions of the following new Canadian Institute of Chartered Accountants (“CICA”) accounting standards:

i. Comprehensive Income (Section 1530)

This section describes standards for reporting and disclosing comprehensive income, its components and related changes in equity. Comprehensive income includes net income as well as changes in equity during a period from transactions and events from non-owner sources, such as unrealized gains or losses on available-for-sale financial instruments. Adopting this standard had no impact on the Company’s consolidated financial statements as at April 1, 2007 or for the year ended March 31, 2008.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 2
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(b)           Change in accounting policies (continued)

ii	Financial Instruments – Recognition and Measurement (Section 3855)

This section describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under the new standard, all financial instruments will be classified as one of the following: held-for-trading, held-to-maturity, loans and receivables, available- for-sale financial assets or other financial liabilities.

•
Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise.

•
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method.

•
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

iii	Financial Instruments – Disclosure and Presentation (Section 3861)

CICA Section 3861 sets out standards which address the presentation of financial instruments and non-financial derivates, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading in accordance with S3855.57(a).

iv.
Hedging (Section 3865)

CICA Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 3
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(b)           Change in accounting policies (continued)

v.
Accounting Changes (Section 1506)

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

vi.
Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”).  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective for the year ended March 31, 2008. The Company has chosen to recognize all transaction costs in operations on all financial instruments that have been designated as other than held for trading. The adoption of this policy had no material effect on the Company’s financial statements.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits. The Company places its cash with institutions of high-credit worthiness.

(d)           Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate
Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 4
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(e)           Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date of the shares were issued.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established resource reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its resource properties as having the characteristics of property, plant and equipment.

(f)           Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 5
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(g)           Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the Statement of Operations during the year.

(h)           Loss per share

The Company uses the “Treasury Stock Method” to calculate loss per share.  Under this method basic loss per share is based on the weighted average aggregate number of common and non-voting shares outstanding during each period.  The diluted earnings per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period.

For the year ended March 31, 2008, 2007 and 2006, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totaling 9,347,565, 7,657,035 and 4,648,100, respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

(i)           Stock-based compensation

The Company has a stock-based compensation plan which is described in note 6(d). The Company accounts for all stock-based payments and awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.  Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost.  Compensation cost is generally recognized on a straight-line basis over the vesting period.

(j)           Financial instruments

The Company’s financial instruments include cash and cash equivalents, receivables and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values because of their short term nature. The Company had no held-to-maturity financial assets for the year ended March 31, 2008.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 6
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

2.           Significant accounting policies (continued)

(k)           Recently Released Canadian Accounting Standards

There are two new CICA accounting standards that have been issued but not yet adopted by the Company. These two standards will become effective for the Company on April 1, 2008. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

i.
The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements.

These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

ii.
Effective April 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

iii.
International Financial Reporting Standards ("IFRS") In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011. While the Company has begun assessing the adoption of IFRS for fiscal year 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.           Cash and cash equivalents

	2008	2007

Cash	$7,241,552	$14,156,515
Banker’s Acceptance Notes	7,999,501	-

	$15,241,053	$14,156,515

The Banker’s Acceptance Notes mature in May 2008 and bear interest at 3.7% per annum.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 7
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

4.           Furniture, equipment and leasehold improvements

		Accumulated	Net book
2008	Cost	amortization	value

Furniture and equipment	$110,921	$27,040	$83,881
Computers	55,927	16,242	39,685
Leasehold improvements	6,570	3,833	2,737

	$173,418	$47,115	$126,303

		Accumulated	Net book
2007	Cost	amortization	value

Furniture and equipment	$41,901	$14,697	$27,204
Computers	14,487	8,114	6,373
Leasehold improvements	6,570	2,738	3,832

	$62,958	$25,549	$37,409

5.
Resource properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

(a)	Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sammetro Co. Ltd. (“Sammetro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% net smelter return (“NSR”) royalty of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

i)
Cash payments:

-US$100,000 to the bank from which Sammetro borrowed funds by May 17, 2006 (paid);
-US$100,000 to Sammetro by June 30, 2006, which payment Sammetro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);
-US$100,000 to the Committee by December 30, 2006 (paid);
-US$40,000 to Sammetro on May 3, 2007 (obligation renegotiated, see below);
-US$100,000 to the Committee by June 30, 2007(paid);
-US$100,000 to the Committee by December 30, 2007 (paid);
-US$50,000 to Sammetro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);
-US$200,000 to the Committee on production (paid in advance); and
-US$100,000 to Sammetro on production (obligation renegotiated, see below).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 8
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

5.	Resource properties (continued)

ii)
Issuance of 780,000 common shares of the Company to Sammetro over a three year period:
-40,000 common shares of the Company to Sammetro upon TSX Venture Exchange (“Exchange”) approval (issued);
-120,000 common shares of the Company to Sammetro on May 3, 2007 (obligation renegotiated, see below);
-240,000 common shares of the Company to Sammetro on May 3, 2008 (obligation renegotiated, see below);
; and
-380,000 common shares of the Company to Sammetro on May 3, 2009 (obligation renegotiated, see below).

iii)
Work exploration expenditures of US$2,250,000 over a three year period:
-$500,000 by May 3, 2007 (incurred);
-$750,000 by May 3, 2008 (obligation renegotiated, see below);
; and
-$1,000,000 by May 3, 2009 (obligation renegotiated, see below);.

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 5(a) i) and 5(a) ii) and completing the full work expenditure indicated in 5(a) iii), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 5(a) i), 5(a) ii) and 5(a) iii) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sammetro and issued 40,000 additional common shares to Sammetro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the year, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 9
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

5.	Resource properties (continued)

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

i)
payment of US$100,000 to GTE as follows:
-US$10,000 upon signing the agreement (paid); and
-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).
-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

ii)
issuance of common shares of the Company with a value of US$100,000 to GTE as follows:
-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);
-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and
-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

iii)
completion of US$1,000,000 of exploration work on the Asumura property as follows:
-US$80,000 on or before July 31, 2005, (incurred);
-an additional US$400,000 on or before July 31, 2006 (incurred); and
-an additional US$520,000 on or before July 31, 2007 (incurred).

The Company has met all the above commitments and now has an undivided 100% private interest in the Asumura property subject to a 3.5% NSR royalty, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the original option agreement.

During the year ended March 31, 2008, the Company acquired an option to purchase the remaining 50% of the GTE NSR royalty for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company is required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company will pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company must expend US$500,000 in work commitments over a four year period. The Company also has the right to accelerate both cash and work expenditures to earn a full interest in the property at any time.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 10
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

(c)           Regent Gold Silver Project

Pursuant to an agreement dated March 4, 2005, between the Company and Jerry Baughman and Fabiola Baughman (“Optionors”), the Company may acquire 100% of the Regent Gold Silver Project (“Regent property”)  located in Mineral County, Nevada, on the following terms:

i)	payment of US$305,000 as follows: - US$45,000 upon signing the agreement (paid); - US$35,000 on June 15, 2005 (paid); - US$45,000 on June 15, 2006 (paid);

ii)
issuance of a total of 500,000 common shares of the Company to the Optionors as follows:
- 100,000 common shares upon obtaining regulatory approval (issued);
- 50,000 common shares on June 15, 2005 (issued);
- 50,000 common shares on June 15, 2006 (issued);

iii)	completion of US$3,000,000 of exploration work on the Regent property as follows: - US$250,000 prior to March 4, 2006 (incurred);

After meeting the above commitments, the Company will have an undivided 100% interest in the property subject to a 2.5% NSR royalty, 60% of which may be purchased for US$3,000,000. 35,890 shares were issued to HDI as finder’s fees with respect to the Regent property.

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Regent Gold Silver Project and as a result, $729,327 in acquisition and deferred exploration expenditures were written-off and the Company is no longer obligated to issue shares nor incur further exploration costs on the Regent property as detailed in the terms of the option agreement.

(d)           Black Velvet Gold Project

The Company entered into an option agreement dated December 7, 2005 and subsequently amended, with Gerald Baughman and Fabiola Baughman (the “Optionors”) whereby the Company may acquire 100% interest in the Black Velvet Gold Project in Pershing County, Nevada.

Under the terms of the agreement, the Company has the option to deliver cash payments of US$150,000 and 150,000 common shares of the Company to the Optionors over a period of four years as follows:

i)	cash payment of US$2,500 upon execution of the agreement (paid);

ii)	issuance of 10,000 common shares upon Exchange approval (issued); 20,000 common shares on July 31, 2006 (issued);

During the year ended March 31, 2007, the Company decided not to pursue its option agreement on the Black Velvet gold project and as a result, $55,367 in acquisition and deferred exploration expenditures were written-off and the Company is no longer obligated to issue shares nor incur further exploration costs on the Black Velvet property as detailed in the terms of the option agreement.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 11
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.           Share capital

(a)	Authorized

	Unlimited common shares without par value; and
	100,000,000 preferred shares without par value

(b)	Issued and outstanding common shares

		Number of shares	Amount
	Balance, March 31, 2005	8,010,559	$1,674,328
	Issued on acquisition of resource properties
	- at $0.85	72,160	61,336
	- at $0.88	150,000	132,000
	- at $0.72	13,899	10,000
	- at $1.54	10,000	15,400
	Issued for cash:
	Pursuant to a private placement
	- at $0.80	3,000,000	2,400,000
	Pursuant to the exercise of warrants
	- at $0.85	265,300	225,505
	- at $1.00	520,000	520,000
	Pursuant to the exercise of options
	- at $0.92	122,500	112,700
	Share issuance costs	-	(240,223)
	Transferred from contributed surplus for the exercise
	of options	-	70,869

	Balance, March 31, 2006	12,164,418	$4,981,915
	Issued on acquisition of resource properties
	- at $1.43	90,000	128,700
	- at $1.47	20,000	29,400
	- at $1.65	4,000	6,600
	- at $2.00	33,550	67,100
	- at $3.38	40,175	135,792
	Issued for cash:
	Pursuant to private placements
	- at $1.80	2,000,000	3,600,000
	- at $2.75	5,662,500	15,571,875
	Pursuant to the exercise of warrants
	- at $0.85	639,100	543,235
	- at $1.00	2,078,750	2,078,750
	- at $2.40	4,000	9,600
	Pursuant to the exercise of options
	- at $0.92	71,685	65,950
	Share issuance costs	-	(1,822,566)
	Transferred from contributed surplus for the exercise
	of options and warrants	-	62,825
	Balance, March 31, 2007	22,808,178	25,459,176

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 12
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.           Share capital (continued)

(b)	Issued and outstanding common shares (continued)

	Balance, March 31, 2007	22,808,178	25,459,176
	Issued on acquisition of resource properties
	- at $3.65	40,000	146,000
	- at $3.09	4,000	12,360
	Issued for cash:
	Pursuant to a private placement
	- at $4.10	3,300,000	13,530,000
	Pursuant to the exercise of warrants
	- at $1.00	505,250	505,250
	- at $2.40	535,220	1,284,528
	- at $3.25	75,000	243,750
	Pursuant to the exercise of options
	- at $0.92	200,000	184,000
	Share issuance costs	-	(1,171,911)
	Transferred from contributed surplus for the exercise
	of options and warrants	-	296,181

	Balance, March 31, 2008	27,467,648	$40,489,334

During the year ended March 31, 2008, the Company issued 40,000 shares with a fair value of $3.65 per share and 4,000 shares with a fair value of $3.09 per share pursuant to the Esaase property option agreement (note 5(a)). The shares issued on acquisition of resources properties fair value was determined by the trading price of the Company’s shares on the date they were issued.

During the year ended March 31, 2008, the Company completed a brokered private placement of 3,300,000 units of the Company at a price of $4.10 per unit for total gross proceeds of $13,530,000, pursuant to a letter of engagement with a syndicate of underwriters. Each unit consisted of one common share and one-half of one transferable common share purchase warrant of the Company. Each whole share purchase warrant shall be exercisable into one common share of the Company at a price of $5.25 per share for a period of 18 months expiring May 27, 2009. These warrants are subject to an acceleration clause, see note 6(e). The underwriters received a cash commission of $676,500 plus 330,000 broker warrants exercisable at a price of $4.25 per broker warrant for a period of 18 months expiring May 27, 2009.

During the year ended March 31, 2008, an aggregate of 1,115,470 common shares were issued for gross proceeds of $2,033,528 on exercise of warrants and broker’s warrants. In addition, a reclassification of $180,477 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2008, 200,000 common shares were issued for gross proceeds of $184,000 on exercise of options. In addition, a reclassification of $115,704 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 13
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.           Share capital (continued)

(b)          Issued and outstanding common shares (continued)

During the year ended March 31, 2007, the Company issued 40,000 shares with a fair value of $1.43 per share and 4,000 shares with a fair value of $1.65 per share pursuant to the Esaase property option agreement (note 5(a)), 33,550 shares with a fair value of $2.00 per share and 40,175 shares with a fair value of $3.38 per share pursuant to the Asumura property option agreement (note 5(b)), 50,000 shares with a fair value of $1.43 per share pursuant to the Regent property option agreement (note 5(c)) and 20,000 shares with a fair value of $1.47 per share pursuant to the Black Velvet property option agreement (note 5(d)). These fair value of these shares were determined by the trading price of the Company’s shares on the date they were issued.

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 5,662,500 units at $2.75 per unit for gross proceeds of $15,571,875.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $3.25 per common share for a period of two years expiring February 16, 2009.  These warrants are subject to an acceleration clause, see note 6(e). The Company paid cash of $761,063 and issued 452,500 share purchase warrants with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2007, the Company completed a non-brokered private placement of 2,000,000 units at $1.80 per unit for gross proceeds of $3,600,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $2.40 per common share for a period of eighteen months expiring April 30, 2008. These warrants are subject to an acceleration clause, see note 6(e). The Company paid cash of $185,998 and issued 169,720 share purchase warrants with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2007, an aggregate of 2,721,850 common shares were issued for gross proceeds of $2,631,585 on exercise of warrants and broker’s warrants. In addition, a reclassification of $21,354 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

During the year ended March 31, 2007, 71,685 common shares were issued for gross proceeds of $65,950 on exercise of options.  In addition, a reclassification of $41,471 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2006, the Company completed a non-brokered private placement of 3,000,000 units at $0.80 per unit for gross proceeds of $2,400,000.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole share purchase warrant entitles the holder to acquire one additional common share at an exercise price of $1.00 per common share for a period of two years expiring October 13, 2007.  These warrants have since been all exercised. The Company paid cash of $72,387 and issued 104,000 share purchase warrants with the same terms as the private placement, as finder’s fees.

During the year ended March 31, 2006, 122,500 common shares were issued for gross proceeds of $907,800 on exercise of options.  In addition, a reclassification of $70,869 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 14
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.	Share capital (continued)

(c)	Shares held in escrow

As at March 31, 2008, nil (2007 - 45,000) common shares of the Company were the subject of an escrow agreement under which the shares may not be transferred, assigned or otherwise dealt with without the consent of the relevant regulatory body having jurisdiction thereon.

        (d)   Stock options

The Company maintains a fixed stock option plan that enables it to grant from time to time options to its directors, officers, employees and other service providers. During the year ended March 31, 2007, the Company amended its stock option plan increasing the number of shares reserved for issuance under the plan to 2,774,683. On October 1, 2007, shareholders of the Company approved a further increase in the number of shares reserved for issuance under the plan to 4,663,290. The options vest as to 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

As summary of the status of options granted under the Company’s stock option plan for the year March 31, 2008 is presented below:

	Number	Weighted average
	of shares	Exercise price

Balance, March 31, 2005	1,348,000	$0.92
Granted	280,000	1.44
Exercised	(122,500)	0.92
Cancelled	(80,500)	0.92

Balance, March 31, 2006	1,425,000	1.02
Granted	1,349,000	2.48
Exercised	(71,685)	0.92

Balance, March 31, 2007	2,702,315	1.75
Granted	1,026,000	4.14
Exercised	(200,000)	0.92

Balance, March 31, 2008	3,528,315	$2.49

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 15
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.           Share capital (continued)

(d)           Stock options (continued)

 The following table summarizes the stock options outstanding and exercisable at March 31, 2008:

	Number outstanding at
	Number exercisable at
Exercise price	March 31, 2008	Expiry date	March 31, 2008

$0.92	873,315	February 3, 2010	873,315
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,230,000	November 10, 2011	1,076,250
$2.85	100,000	December 19, 2011	87,500
$3.38	19,000	March 7, 2012	14,250
$3.60	100,000	October 17, 2012	37,500
$4.20	926,000	February 5, 2013	231,500

	3,528,315		2,600,315

At March 31, 2008, 3,528,315 (2007 - 2,702,315; 2006 - 1,425,000) stock options were outstanding, of which 2,600,315 (2007 - 1,814,315; 2006 - 1,108,500) were exercisable.

At March 31, 2008, the stock options outstanding have a weighted average remaining contractual life of 3.46 years (2007 - 3.61 years).  At March 31, 2008 the stock options exercisable have a weighted average exercise price of $2.61 (2007: $2.01).

During the year ended March 31, 2008, under the fair-value-based method, $1,710,911 (2007 - $1,785,810; 2006 - $557,202) in stock-based compensation expense was recorded in the statements of operations and deficit and $643,488 (2007 - $384,595; 2006 - $Nil) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2008	2007	2006
Risk free interest rate	3.18%	3.95%	3.81%
Expected dividend yield	0%	0%	0%
Stock price volatility	89%	110%	108%
Expected life of options	4.23 years	4.10 years	3.00 years

The weighted average fair value of options granted during the year ended March 31, 2008 is $2.92 (2007 - $2.56) per option.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 16
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.	Share capital (continued)

(e)           Warrants – Note 10

The following warrants were outstanding at March 31, 2008. Each warrant entitles the holder to purchase one common share of the Company as follows:

Number of Shares	Exercise Price	Expiry Date
630,500 (1)	$2.40	April 30, 2008
3,208,750 (2)	$3.25	February 16, 2009
330,000	$4.25	May 27, 2009
1,650,000 (3)	$5.25	May 27, 2009

(1) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $3.25 for a period of 10 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company. Subsequent to year end 623,000 of these warrants were exercised and 7,500 expired unexercised (Note 10(a)).

(2) These warrants are subject to an acceleration clause whereby after 9 months from issuance of shares, if the shares of the Company trade above $4 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

(3) These warrants are subject to an acceleration clause whereby if the shares of the Company trade above $6 for a period of 20 consecutive trading days, the Company will have the option to require the earlier exercise of the warrants within 30 days of formal notice from the Company.

The continuity of share purchase warrants for 2008 is as follows:

Exercise price	Expiry date	March 31, 2007	Issued	Exercised	Expired	March 31, 2008

$ 1.00	October 13, 2007	505,250	-	(505,250)	-	-
$ 2.40	May 16, 2007	1,165,720	-	(535,220)	-	630,500
$ 3.25	Jan 19, 2008	3,283,750	-	(75,000)	-	3,208,750
$ 4.25	May 27, 2009	-	330,000	-	-	330,000
$ 5.25	May 27, 2009	-	1,650,000	-	-	1,650,000
		4,954,720	1,980,000	(1,115,470)	-	5,819,250

The continuity of share purchase warrants for 2007 is as follows:

Exercise price	Expiry date	March 31, 2006	Issued	Exercised	Expired	March 31, 2007
$ 0.85	January 31, 2007	639,100	-	(639,100)	-	-
$ 1.00	October 13, 2007	2,584,000	-	(2,078,750)	-	505,250
$ 2.40	May 16, 2007	-	1,169,720	(4,000)	-	1,165,720
$ 3.25	Jan 19, 2008	-	3,283,750	-	-	3,283,750
		3,223,100	4,453,470	(2,721,850)	-	4,954,720

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 17
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

6.	Share capital (continued)

(e)           Warrants – Note 10

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2008	2007	2006
Risk free interest rate	3.74%	4.04%	3.46%
Expected dividend yield	0%	0%	0%
Stock price volatility	66.4%	65.7%	128.25%
Expected life of warrants	1.5 years	1.5 - 2 years	2 years

The weighted average fair value of broker warrants granted during the year ended March 31, 2008 was $_1.15_ (2007 - $ 1.33; 2006 - $ 0.65) per broker warrant.

(f)           Contributed surplus

	2008	2007	2006

Balance, beginning of year	$3,801,353	$867,367	$313,649
Stock-based compensation	2,354,399	2,170,406	557,202
Brokers' warrants issued	378,839	826,405	67,382
Transferred to share capital for the exercise
of options and brokers' warrants	(296,181)	(62,825)	(70,869)

Balance, end of year	$6,238,410	$3,801,353	$867,367

(g)           Shareholder rights plan

The directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.

The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 18
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

7.           Related party transactions

Included in professional fees is $24,119 (2007 - $60,508; 2006 - $39,443) paid or accrued for legal fees to a company controlled by a director of the Company and $51,380 (2007 - $51,375; 2006 - $35,895) for accounting fees to a company controlled by an officer of the Company during the year ended March 31, 2008.

Included in consulting fees, wages and benefits is $65,722 (2007 - $50,758; 2006 - $17,005) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2008.

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007. During the year ended March 31, 2008, the Company paid consulting fees and benefits of $183,258 (2007 - $113,758; 2006 - $112,307) under this agreement.

During the year ended March 31, 2008, the Company paid or accrued $125,138 (2007 - $105,036; 2006 - $11,625) for geological fees to a director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2008, the Company paid directors’ fees of $6,000 (2007 - $nil; 206 - $nil) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at March 31, 2008 is $55,933 (2007 - $97,910) owing to directors of the Company and a company controlled by a director and officer of the Company.

8.           Commitments

The Company is committed to payments regarding agreements to lease its Vancouver office premises as follows:

2009	$51,548
2010	12,887
$64,435

The Company also has commitments as described in note 5 and note 10(b) related to resource properties and exploration costs.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 19
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

9.           Income taxes

The Company has accumulated foreign resource deductions totaling $19,414,000 and non-capital losses of approximately $6,826,000 in Canada and CDN$1,296,000 in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2009	$-	$22,000	$22,000
2010	-	31,000	31,000
2012	281,000	-	281,000
2013	1,563,000	-	1,563,000
2014	-	55,000	55,000
2015	-	370,000	370,000
2026	-	1,098,000	1,098,000
2027	-	1,407,000	1,407,000
2028	-	3,843,000	3,843,000

	$1,844,000	$6,826,000	$8,670,000

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2008	2007	2006

Average statutory tax rate	33.47%	34.12%	34.12%

Loss before income taxes	$(4,316,000)	$(4,381,000)	$(2,989,000)

Expected income tax recovery	1,445,000	1,495,000	1,020,000
Increase (decrease) in income tax recovery resulting from:
Permanent differences	32,000	(678,000)	(254,000)
Change in statutory rates	(724,000)	-	-
Change in the valuation allowance for future income tax assets	(753,000)	(817,000)	(766,000)

Income tax recovery	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2008	2007	2006

Non-capital losses	$2,236,000	$1,108,000	$541,000
Foreign development and exploration expenditures	____332,000	435,000	168,000
Share issuance costs	____478,000	556,000	(45,000	)-
Capital assets	8,000	9,000	5,000

	___3,054,000	2,108,000	669,000
Less: valuation allowance	(3,054,000)	(2,108,000)	(669,000)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income taxes based on the extent to which it is more likely-than-not that sufficient taxable income will not be realized during the carry forward period to utilize all the future tax assets.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 20
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

10.           Subsequent events

The following events occurred subsequent to March 31, 2008:

Of the 630,500 share purchase warrants exercisable at $2.40 that were outstanding at March 31, 2008, there were 623,000 exercised for which the  Company issued 623,000 common shares for total proceeds of $1,495,200 and the remaining 7,500 expired unexercised.  The Company issued 150,000 common shares at $3.25 per share pursuant to the exercise of share purchase warrants.  The Company issued 200,000 common shares at $0.92 per share pursuant to the exercise of share purchase options.

11.           Segmented information

Geographic Information
The Company operates in one reportable operating segment, being the exploration of resource properties.

	Canada	Ghana	Total

2008
Current assets	$13,875,724	$1,564,328	$15,440,052
Furniture, equipment and leasehold improvements	$55,817	$69,078	$124,895
Resource properties	-	19,104,569	19,104,569

	$13,931,541	$20,737,975	$34,669,516

	Canada	Ghana	Total

2007
Current assets	$14,034,792	$223,572	$14,258,364
Furniture, equipment and leasehold improvements	37,409	-	37,409
Resource properties	-	7,197,740	7,197,740

	$14,072,201	$7,421,312	$21,493,513

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 21
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

12.            Financial instruments

(a)           Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars. As at March 31, 2008, the Company had approximately $1,300,000 of assets denominated in US dollars subject to exchange rate fluctuations between the Canadian dollar and the US dollar.

(b)           Credit risk:

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company does not have significant receivables and no one account represents a concentration of credit risk.  The Company employs established credit approval practices to mitigate this risk.

13.            United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)           Mineral properties and deferred exploration costs

Under Canadian GAAP, costs of mineral property exploration and development expenditures are deferred. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until commercially mineable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.  Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.  The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired a percentage ownership interest in a mineral property.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)           Stock-based compensation

For US GAAP purposes, the Company accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.  Accordingly, since stock options are generally granted with exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, no compensation expense was recognized.  The Company adopted the fair value based method of accounting for employee stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) effective July 1, 2003 using the prospective transition method.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 22
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

13.            United States generally accepted accounting principles (continued)

(b)           Stock-based compensation (continued)

Effective July 1, 2005, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard.  For unvested employee equity awards as of the effective date, compensation will be recognized based upon the grant date fair value determined under SFAS 123.  Upon adoption of SFAS 123R, there was no cumulative effect adjustment required.  Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP.

(c)	Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(d)           Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates.

Recent accounting pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of SFAS 155.

Effective April 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at April 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s March 31, 2008 consolidated financial statements resulting from the adoption of FIN 48.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 23
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

13.            United States generally accepted accounting principles (continued)

(e)       Recent accounting pronouncements (continued)

The Company files income tax returns in Canada, the United States and Ghana. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

The FASB has issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on its consolidated financial statements.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting.

This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

In December, 2007 FASB issued FASB Statement No. 141 (revised 2007), Business Combinations (“FASB 141R”).  FASB 141R changes the accounting for the acquisition of a business in fiscal years beginning after December 15, 2008.  When effective, FASB 141R will replace existing FASB 141 in its entirety.  FASB 141R will apply to a broad range of transactions, provides for new measurement and recognition requirements and provides new disclosure requirements for certain elements of an acquisition.  FASB 141R will apply prospectively to business combinations with an acquisition date on or after the first annual reporting period beginning after December 15, 2008.  Both early adoption and retroactive application are prohibited.  The Company is currently evaluating the impact of the provisions of FASB 141R.

In February 2007, FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". FASB 159 is effective for fiscal years beginning after November 15, 2007. FASB 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FASB 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company is currently evaluating the impact of the provisions of FASB 159.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 24
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

In December 2007, FASB issued FASB statement No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No.51”.  This statement establishes accounting and reporting standards for the non-controlling interest in a subsidiary.  The guidance is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the provisions of FASB 160.

(f)        Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of loss and deficit and cash flows is summarized as follows:

Reconciliation of losses reported to US GAAP:

	2008	2007	2006

Net loss as reported in accordance with Canadian GAAP	$(4,316,042)	$(4,381,139)	$(2,989,019)
Adjustments:
Mineral property exploration costs (note 13(a))	(10,232,744)	(5,279,866)	(1,106,195)

Net loss and comprehensive loss under US GAAP	$(14,548,786)	$(9,661,005)	$(4,095,214)

Net loss per share under US GAAP	$(0.59)	$(0.62)	$(0.43)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2008	2007

Total assets under Canadian GAAP	$34,669,516	$21,493,513
Adjustments:
Mineral property exploration costs (note 13(a))	(16,325,347)	(6,092,603)

Total assets under US GAAP	$18,344,169	$15,400,910

Total liabilities under Canadian and US GAAP	$376,532	$351,702

Total shareholders’ equity under Canadian GAAP	34,292,984	21,141,811
Adjustments:
Mineral property exploration costs (note 13(a))	(16,325,347)	(6,092,603)
Total shareholders’ equity under US GAAP	17,967,637	15,049,208

Total liabilities and shareholders’ equity under US GAAP	$18,344,169	$15,400,910

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, page 25
Years ended March 31, 2008 and 2007	Expressed in Canadian Dollars

13.            United States generally accepted accounting principles (continued)

(f)        Reconciliation (continued)

Reconciliation of consolidated statements of cash flows under US GAAP:

	2008	2007	2006

Cash used in operating activities under Canadian GAAP	$(2,382,527)	$(1,764,862)	$(1,020,466)
Adjustments:
Mineral property exploration costs (note 13(a))	(9,861,207)	(4,924,500)	(1,718,723)

Cash used in operating activities under US GAAP	$(12,243,734)	$(6,689,362)	$(2,739,189)

	2008	2007	2006
Cash used in investing activities under Canadian GAAP	$(11,487,391)	$(5,790,682)	$(1,901,010)
Adjustments:
Mineral property exploration costs (note 13(a))	9,861,207	4,924,500	1,718,723

Cash used in investing activities under US GAAP	$(1,626,184)	$(866,182)	$(182,287)